Exhibit 99.1

2015 Financial calendar for Marine Harvest ASA

Please find the 2015 financial calendar of Marine Harvest ASA (OSE: MHG, NYSE: MHG) below:

04.02.2015   Presentation Q4 2014

17.04.2015   Annual General Meeting 2015

29.04.2015   Presentation Q1 2015

12.08.2015   Presentation Q2 2015

21.10.2015   Presentation Q3 2015

Please note that the financial calendar may be subject to changes.